BioCorRx Inc.

2390 East Orangewood Avenue

Suite 575

Anaheim, California 92086

September 7, 2018

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioCorRx Inc.
Registration Statement on Form S-1
File No. 333-227009

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, BioCorRx Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Wednesday, September 12, 2018, or as soon thereafter as possible.

* * * *

Very Truly Yours,

BioCorRx Inc.

/s/ Brady Granier
Brady Granier
President and Chief Executive Officer